UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Aprea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03836J102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Ventures V, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,175,535 shares of Common Stock (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,175,535 shares of Common Stock (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,535 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.5% (3)
12	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13G is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Ventures V (Canada), L.P. (“VV CAN GP”), Versant Venture Capital V (Canada) LP (“VVC CAN”),Versant Ventures V GP-GP (Canada), Inc. (“VV CAN GP-GP”), Versant Vantage I, L.P. (“VV VAN”), Versant Vantage I GP, L.P. (“VV VAN GP”) and Versant Vantage I GP-GP, LLC (“VV VAN GP-GP” and, together with VVC V, VAF V, VOA, VV V, VV CAN, VVC CAN, VV CAN GP, VV VAN and VV VAN GP, the “Reporting Persons”). VV V is the sole general partner of each of VVC V, VAF V and VOA and VV VAN GP-GP is the sole general partner of VV VAN GP which is the sole general partner of VV VAN. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,105,436 shares held by VVC V, (ii) 33,251 shares held by VAF V and (iii) 36,848 shares held by VOA. VV V is the sole general partner of each of VVC V, VAF V and VOA and may be deemed to have voting and dispositive power over the securities held by each of VVC, VAF V and VOA, and, as a result, may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23 2020, as reported in the Issuer’s Amendment No. 1 to its Registration Statement on Form S-3, as filed with the United States Securities and Exchange Commission on November 24, 2020 (the “Form S-3”).

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 84,127 shares of Common Stock (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 84,127 shares of Common Stock (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 84,127 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.4% (3)
12	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV CAN GP-GP is the sole general partner of VV CAN GP, and VV CAN GP is the sole general partner of VVC CAN. VV CAN GP-GP and VV CAN GP share voting and dispositive power over the shares held by VVC CAN and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 84,127 shares of Common Stock (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 84,127 shares of Common Stock (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 84,127 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.4% (3)
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV CAN GP-GP is the sole general partner of VV CAN GP, and VV CAN GP is the sole general partner of VVC CAN. VV CAN GP-GP and VV CAN GP share voting and dispositive power over the shares held by VVC CAN and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 84,127 shares of Common Stock (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 84,127 shares of Common Stock (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 84,127 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.4% (3)
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV CAN GP-GP is the sole general partner of VV CAN GP, and VV CAN GP is the sole general partner of VVC CAN. VV CAN GP-GP and VV CAN GP share voting and dispositive power over the shares held by VVC CAN and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 33,251 shares of Common Stock (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 33,251 shares of Common Stock (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,251 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.2% (3)
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,848 shares of Common Stock (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,848 shares of Common Stock (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,848 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.2% (3)
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Venture Capital V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,105,436 shares of Common Stock (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,105,436 shares of Common Stock (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,105,436 shares of Common Stock (2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.2% (3)
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and dispositive power over the securities held by VVC V and, as a result, may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 21,186,827 shares of the Issuer’s Common Stock outstanding as of November 23, 2020, as reported in the Form S-3.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Vantage I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Vantage I GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 03836J102	13G

1	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on October 17, 2019 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 2

(a)	Name of Person(s) Filing:

Versant V Luxco S.a.r.l., a reporting person on the Original Schedule 13G, has disposed of all of its shares, and accordingly, is no longer a Reporting Person.

Item 4	Ownership

The following information with respect to the ownership of the Issuer’s Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of the date of the filing of this Amendment:

(a)	Amount beneficially owned:

See line 9 of each cover sheet.

(b)	Percent of class:

See line 11 of each cover sheet.

(c)	Number of shares as to which the person has:
i.	Sole power to vote or to direct the vote: see line 5 of cover sheets.*
ii.	Shared power to vote or to direct the vote: see line 6 of cover sheets.*
iii.	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*
iv.	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Capital V (Canada) LP

By:	Versant Ventures V (Canada), L.P.
Its:	General Partner
By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Affiliates Fund V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.

By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.

By:	Versant Vantage I GP-GP, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director